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                                                                    Page 1 of 4

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington , D.C. 20549

    THIS DOCUMENT IS AN AMENDMENT TO SCHEDULE 13G FILED ON OCTOBER 31, 1997

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                       Objective Systems Integrators, Inc.
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                                (name of Issuer)

                                     COMMON
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                         (Title of Class of Securities)

                                   674424-10-6
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ] . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class). (See Rule 13-d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G                      Page 2 of 4
CUSIP No. 674424-10-6

1  Name of Reporting Person
   S.S. or I.R.S. Identification No of Above Person

         Colorado State Bank and Trust
            (Colstab and Co., Nominee)
         1600 Broadway, Suite 300
            Denver, CO 80202
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2        Check the Appropriate Box if a Member of a Group               a[  ]
                                                                        b[  ]
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3         SEC use only

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4         Citizenship or Place of Organization

          Colorado, USA
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Number of          5        Sole Voting Power
shares                      0 (AMENDED)
Beneficially      -------------------------------------------------------------
owned by           6        Shared Voting Power
each
Reporting                   0
Person            -------------------------------------------------------------
With               7        Sole Dispositive Power

                            0 (AMENDED)
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8         Shared Dispositive Power

          0
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9         Aggregate Amount Beneficially Owned by each Reporting Person

          0 (AMENDED)
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10        Check Box if Aggregate Amount in Row (9) excludes Certain Shares*
          [  ]

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11        Percent of Class Represented by Amount in Row (9)

          0% (AMENDED)
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12        Type of Reporting Person*

          BK
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                                                                     Page 3 of 4
                     THIS SCHEDULE 13G IS AN AMENDED FILING

                                 SCHEDULE 13G/A


Item 1.

(a) Name of Issuer:

         Objective Systems Integrators

(b)   Address of Principal Business Office:

         100 Blue Ravine Rd.
         Suite 210
         Folsom, CA  95630

Item 2.

(a) Name of Person Filing:

         Colorado State Bank and Trust

(b)   Address of Principal Business Office:

         1600 Broadway
         Suite 300
         Denver, CO 80202

(c) Place of Organization:

         Colorado, USA

(d)   Title or Class of Securities

         Common

(e)   CUSIP NUMBER

         674424-10-6

Item 3

         Not Applicable

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                                                                     Page 4 of 4

Item 4. Ownership

The securities previously reported herein on October 31, 1997 were reported in error. It has recently been determined that the shares were not effectively transferred under state (Colorado) law and as such were never beneficially owned by one or more managed trust accounts for which the bank is sole trustee.

                                                  As Reported              As Amended
(a)      Amount beneficially owned:               8,000,000                   None

(b)      Percent of class:                        24.55%                       0%

(c)      Number of shares as to which such person has:            As Reported    As Amended
         (i)      Sole power to vote or direct the vote:          8,000,000         None

         (ii)     Shared power to vote or direct the vote:        None              None

         (iii)    Sole power to dispose or direct disposition:    8,000,000         None

         (iv)     Shared power to dispose or direct disposition:  None              None

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         None (as amended)

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above (none -as amended) were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 16, 1999
                                       ----------------------------------------
                                                       Date

                                             By:  /S/ Aaron K. Azari

                                        Aaron Azari, Senior Vice President
                                          Colorado State Bank and Trust




                                  SCHEDULE 13G

                              EXHIBIT A -DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that Colorado State Bank and Trust or its nominees, is a beneficial owner of the securities described herein for any other purpose.